SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

FINAL AMENDMENT

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GOTTEX MULTI-ASSET ENDOWMENT FUND - I
(Name of Issuer)

GOTTEX MULTI-ASSET ENDOWMENT FUND - I
(Name of Person(s) Filing Statement)

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

William Landes

Gottex Multi-Asset Endowment Fund - I
28 State Street, 40th Floor
Boston, MA 02109
(617) 532-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9522

August 29, 2013
(Date Tender Offer First Published,
Sent or Given to Security Holders)

Gottex Multi-Asset Endowment Fund - I

CALCULATION OF FILING FEE

Transaction Valuation: $390,000.00 (a) Amount of Filing Fee: $53.20 (b)

(a)	Calculated as the aggregate maximum purchase price for Shares.
(b)	Calculated at $136.40 per $1,000,000 of the Transaction Valuation.
[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $53.20
Form or Registration No.: SC TO-I
Filing Party: Gottex Multi-Asset Endowment Fund - I
Date Filed: August 29, 2013
[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

Gottex Multi-Asset Endowment Fund - I

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on August 29, 2013 by Gottex Multi-Asset Endowment Fund - I (the "Fund") in connection with an offer by the Fund to purchase up to $390,000 of shares of beneficial interest in the Fund ("Shares") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on August 29, 2013.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 11:59 p.m., Eastern Time, on September 26, 2013.

2. The Valuation Date of the Shares tendered pursuant to the Offer was October 31, 2013.

3. The net asset value of the Shares tendered pursuant to the offer was calculated as of October 31, 2013 in the amount of $268,105.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of promissory notes issued to each of the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Shareholders, in accordance with the terms of the Offer. One (1) Shareholder, whose tender was accepted for purchase by the Fund, tendered its entire Shares in the Fund, therefore, pursuant to the promissory notes issued to the Shareholders, the Fund paid the tendering Shareholder at least 95% of the Shareholder’s unaudited net asset value of the Shares tendered (the “Initial Payment”). The Fund will pay the Shareholder a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Shares tendered and purchased as of October 31, 2013 (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. The Fund expects that the audit will be completed by the end of May 2014. An Initial Payment in the amount of at least 95% of the Shareholder’s unaudited net asset value of the Shares tendered was wired to the account designated by such tendering Shareholder in its Letter of Transmittal on December 5, 2013.

Gottex Multi-Asset Endowment Fund - I

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOTTEX MULTI-ASSET ENDOWMENT FUND - I

By:	/s/ Wade Boylan
Name:	Wade Boylan
Title:	Chief Financial Officer

December 18, 2013